Mail Stop 3561

							July 1, 2005

By U.S. Mail

Mr. Man Keung Wai, Chief Executive Officer
CHINAWE.COM, INC.
Room 7, 13/F, Block A
Fuk Keung Industrial Building
66-68 Tong Mi Road
Kowloon, Hong Kong

	Re:	Chinawe.com, Inc.
Supplemental response letter dated May 31, 2005 regarding the Annual
Report on Form 10-KSB (fiscal year ended December 31, 2004)
		File No. 0-29169

Dear Mr. Wai:

	We have reviewed your supplemental response letter to us
dated
May 31, 2005 in response to our letter of comment dated May 17,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments in an amendment to the December 31, 2004 Annual Report on Form 10-KSB. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within five (5) business days from the date of this
letter, and an amendment to the Form 10-KSB should be filed within
10
business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Man Keung Wai
Chinawe.com, Inc.
July 1, 2005
Page 2

Form 10-KSB (Fiscal Year Ended December 31, 2004)

General

1. Please file your supplemental response letter dated May 31,
2005
and all subsequent correspondence with us in electronic form, under the label "corresp", pursuant to Rule 101(a)(3) of Regulation S-T.

2. We note you did not respond to our previous request to provide certain written acknowledgment that had been included under the "Other" section of our letter dated May 17, 2005. As such, we have reiterated the request within this letter. Please provide in your next written correspondence letter to us.

Response to Prior Comment Number 1

3. We have reviewed your response. We continue to believe that the rent reduction should be recorded in operating activities. Please clarify, in your footnote and in MD&A, the amount of the decrease in fiscal 2004 rental expense attributable to this rental reduction for fiscal 2003. Please also clarify in your filing whether the rent reduction is expected to continue. That is, disclose whether all subsequent fiscal periods are subject to the original lease terms.

Response to Prior Comment Number 2

4. Please disclose your supplemental response within MD&A that you will no longer be financially dependent on the various related parties.

Response to Prior Comment Number 3

5. We note your supplemental response that you are willing to report your financial statements solely in U.S. dollars on a going forward basis. Please revise beginning with your next quarterly report on Form 10-QSB filing.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Mr. Man Keung Wai
Chinawe.com, Inc.
July 1, 2005
Page 3

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
551-3211 with any other questions.

      Sincerely,



								David R. Humphrey
								Accounting Branch Chief

c/o:	Mr. Joel I. Frank, Esq.
	Hartman & Craven LLP
	via Facsimile (212) 688 - 2870

??

??

??

??